811 Main Street, Suite 3700
Houston, TX 77002
Tel: +1.713.546.5400 Fax: +1.713.546.5401
www.lw.com

FIRM / AFFILIATE OFFICES

	Abu Dhabi	Milan
	Barcelona	Moscow
	Beijing	Munich
	Boston	New Jersey
	Brussels	New York
November 4, 2014	Chicago	Orange County
	Doha	Paris
	Dubai	Riyadh
	Düsseldorf	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.

Via EDGAR and Overnight Courier

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:                    Sonia Gupta Barros, Assistant Director

Re:                 Landmark Infrastructure Partners LP
Registration Statement on Form S-11
Filed October 30, 2014
File No. 377-00725
CIK No. 0001615346

Ladies and Gentlemen:

Set forth below are the responses of Landmark Infrastructure Partners LP, a Delaware limited partnership (the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 3, 2014, with respect to Amendment No. 1, filed October 30, 2014 (“Amendment No. 1”) to the Partnership’s Registration Statement on Form S-11 filed with the Commission on October 8, 2014, File No. 377-00725 (the “Registration Statement”).

Pursuant to discussion with the Staff, the Partnership hereby submits as Exhibit A hereto for the Staff’s review certain pages of Amendment No. 2 to the Partnership’s Registration Statement on Form S-11 (the “Amendment No. 2”).  The Partnership expects to include these changes to Amendment No 2 in a filing through EDGAR prior to commencement of the road show for the Partnership’s initial public offering.

For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in bold text.  All references to page numbers and captions correspond to Amendment No. 2 unless otherwise indicated.  The responses in this letter are based on representations made by the Partnership to Latham & Watkins LLP for the purpose of preparing this letter.

Risk Factors, page 20

Our partnership agreement include exclusive forum, venue and jurisdiction provisions, page 42

1.                                      We note that your partnership agreement also includes a waiver to a jury trial for claims brought by unitholders. Please revise your risk factor to identify this risk. In addition, please revise your summary of your partnership agreement on page 174.

Response:  The Partnership has revised the risk factors on page 42 and the summary of the partnership agreement on page 174 to include a discussion of the irrevocable waiver of the right to a jury trial for claims brought by unitholders.  Copies of pages 42 and 174 of Amendment No. 2 are included in Exhibit A hereto.

Pro Forma Combined Financial Statements

Adjustments to the Pro Forma Combined Balance Sheet, page F-6

Footnotes (D) & (E), pages F-7 & F-8

2.                                      In your amended filing please enhance your disclosures regarding the offering and financing pro forma adjustments to your pro forma combined balance sheet to include a reconciliation of the information currently provided within these footnotes to the related adjustments presented on page F-3.

Response:  The Partnership has revised the disclosures in Footnotes D and E on pages F-7 and F-8 regarding the offering and financing pro forma adjustments to the pro forma combined balance sheet to include a reconciliation of these disclosures to the related adjustments on page F-3. Copies of pages F-7 and F-8 of Amendment No. 2 are included in Exhibit A hereto.

Exhibits

3.                                      Refer to exhibit 10.1. We note that the agreement, as filed, omits schedules to the agreements. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please refile the agreement in its entirety or advise.

Response:  The Partnership advises the staff that certain omitted schedules to exhibit 10.1 will not be finalized until the agreement is signed at closing. The Partnership undertakes to file the executed version of its amended and restated credit agreement, including the schedules thereto, as an exhibit to a Current Report on Form 8-K following the closing of the offering.

The Partnership has authorized us to acknowledge on its behalf that:

•                                          should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Keith Benson
of Latham & Watkins LLP

Cc:                             George Doyle, Landmark Infrastructure Partners LP

William N. Finnegan IV, Latham & Watkins LLP

William J. Cernius, Latham & Watkins LLP

G. Michael O’Leary, Andrews Kurth LLP

William J. Cooper, Andrews Kurth LLP